Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2010		2009		2008		2007		2006

Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$240,211		$225,791		$256,994		$154,913		$149,885

Add:
Fixed charges	103,390		102,781		113,959		91,594		75,829
Amortization of capitalized Interest	642		553		440		255		126
Distributions from joint ventures	9,625		9,700		2,835		544		5,268
Less: Interest capitalized	(3,701)		(1,650)		(5,108)		(5,995)		(1,758)

Total earnings	$350,167		$337,175		$369,120		$241,311		$229,350

Fixed charges:
Interest expense (1)	$77,343		$78,622		$92,971		$77,584		$68,241
Amortization of debt issuance costs	1,118		910		815		1,030		726
Interest capitalized	3,701		1,650		5,108		5,995		1,758
Rental expense interest factor (2)	21,228		21,599		15,065		6,985		5,104

Total fixed charges	$103,390		$102,781		$113,959		$91,594		$75,829

Ratio of earnings to fixed charges	3.4	x	3.3	x	3.2	x	2.6	x	3.0	x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the years ended December 31, 2010, 2009, and 2008 includes investment income of $0.2 million, $0.1 million, and $3.0 million, respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.